SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

[Rule 13d-101]

Information to be Included in Statements Filed Pursuant to §240.13d-1(a) and

Amendments Thereto Filed Pursuant to §240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Quantum Materials Corp.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

74766A106

(CUSIP Number)

Leonard H. Bloom

Akerman LLP

One S.E. Third Avenue, 25th Floor

Miami, FL 33131

(305) 374-5600

Fax: (305) 349-4958

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 14, 2015

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74766A106	SCHEDULE 13D/A	Page 2 of 8

1.	NAMES OF REPORTING PERSONS Steven Posner Irrevocable Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 19,727,941*
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 19,727,941*
	10.	SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,727,941*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%**
14.	TYPE OF REPORTING PERSON (see instructions) OO

*	Includes (i) a warrant to purchase 1,000,000 shares of common stock at $0.06 per share, (ii) a warrant to purchase 625,000 shares of common stock at $0.06 per share, and (iii) a warrant to purchase 1,000,000 shares of common stock at $0.08 per share. The amount also includes an aggregate of 4,350,000 shares of common stock initially issued to a third party that have since been transferred to the Steven Posner Irrevocable Trust (the “Trust”) to be held and ultimately disposed of by the Trust pursuant to a settlement.
**	The number of outstanding shares used for the calculation of the percent of class includes (i) 297,724,783 shares of common stock outstanding as of May 20, 2015, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015 filed May 20, 2015 and (ii) 2,625,000 shares issuable pursuant to the warrants.

CUSIP No. 74766A106	SCHEDULE 13D/A	Page 3 of 8

1.	NAMES OF REPORTING PERSONS Jarrett Posner(1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 19,727,941*
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 19,727,941*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,727,941*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%**
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Jarrett Posner and Sean Posner are co-trustees of the Trust.
*	Includes (i) a warrant to purchase 1,000,000 shares of common stock at $0.06 per share, (ii) a warrant to purchase 625,000 shares of common stock at $0.06 per share, and (iii) a warrant to purchase 1,000,000 shares of common stock at $0.08 per share. The amount also includes an aggregate of 4,350,000 shares of common stock initially issued to a third party that have since been transferred to the Trust to be held and ultimately disposed of by the Trust pursuant to a settlement.
**	The number of outstanding shares used for the calculation of the percent of class includes (i) 297,724,783 shares of common stock outstanding as of May 20, 2015, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015 filed May 20, 2015 and (ii) 2,625,000 shares issuable pursuant to the warrants.

CUSIP No. 74766A106	SCHEDULE 13D/A	Page 4 of 8

1.	NAMES OF REPORTING PERSONS Sean Posner(1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 19,727,941*
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 19,727,941*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,727,941*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%**
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Jarrett Posner and Sean Posner are co-trustees of the Trust.
*	Includes (i) a warrant to purchase 1,000,000 shares of common stock at $0.06 per share, (ii) a warrant to purchase 625,000 shares of common stock at $0.06 per share, and (iii) a warrant to purchase 1,000,000 shares of common stock at $0.08 per share. The amount also includes an aggregate of 4,350,000 shares of common stock initially issued to a third party that have since been transferred to the Trust to be held and ultimately disposed of by the Trust pursuant to a settlement.
**	The number of outstanding shares used for the calculation of the percent of class includes (i) 297,724,783 shares of common stock outstanding as of May 20, 2015, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015 filed May 20, 2015 and (ii) 2,625,000 shares issuable pursuant to the warrants.

CUSIP No. 74766A106	SCHEDULE 13D/A	Page 5 of 8

This Amendment No. 4 (the “Amendment No. 4”) amends and supplements the statement on the Schedule 13D filed on February 6, 2009, as amended by Amendment No. 1 to the Schedule 13D filed on August 21, 2014, as amended by Amendment No. 2 to the Schedule 13D filed on December 23, 2014, as amended by Amendment No. 3 to the Schedule 13D filed on April 9, 2015 (together the “Original Schedule 13D”), by the Steven Posner Irrevocable Trust, Steven Posner, and Stuart Posner. This Amendment No. 4 is filed pursuant to the Amended and Restated Joint Filing Agreement as executed by (i) the Steven Posner Irrevocable Trust (the “Trust”); (ii) Jarrett Posner, the co-trustee of the Trust; and (iii) Sean Posner, the co-trustee of the Trust (collectively, the “Reporting Persons”).

Item 5.	Interest in Securities of the Issuer.

Item 5 is deleted in its entirety and replaced with the following:

(a) As of August 17, 2015, the Reporting Persons beneficially owned 19,727,941 shares of the Company’s common stock, including shares issued from the conversion of the debenture and shares issued or issuable pursuant to warrants, which represents 6.6% of the class. The Reporting Persons are the beneficial owners of the 2,625,000 shares of common stock issuable pursuant to the exercise of fully vested warrants. The shares underlying the warrants do not entitle the Reporting Persons to vote until the warrants are exercised and the underlying shares of common stock are issued. The table below sets forth the individual Reporting Persons ownership as of August 17, 2015.

Name	Amount Beneficially Owned as of August 17, 2015	Percentage of Class(3)
The Steven Posner Irrevocable Trust
common stock	17,102,941
warrants(4)	2,625,000
Total	19,727,941	6.6%

(3)	Based on (i) 297,724,783 shares of common stock outstanding as of May 20, 2015, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015 filed May 20, 2015 and (ii) 2,625,000 shares issuable pursuant to the warrants.
(4)	The amount includes (i) a warrant to purchase 1,000,000 shares of common stock at $0.06 per share, (ii) a warrant to purchase 625,000 shares of common stock at $0.06 per share, and (iii) a warrant to purchase 1,000,000 shares of common stock at $0.08 per share.

(b) The Trust has sole power to vote or dispose of all 19,727,941 of the shares of common stock of the Company. Jarrett Posner and Sean Posner are co-trustees of the Trust. In such roles, Jarrett Posner and Sean Posner each have shared voting and dispositive power over 19,727,941 shares of common stock. The 2,625,000 shares underlying the warrants do not entitle the Reporting Persons to vote until the warrants are exercised and the underlying shares of common stock are issued. Included within the 19,727,941 shares of common stock are an aggregate of 4,350,000 shares that were previously issued to a third party but have been transferred to the Trust pursuant to a settlement.

(c) Transactions in the Issuer’s securities effected by the Trust during the past 60 days include:

CUSIP No. 74766A106	SCHEDULE 13D/A	Page 6 of 8

Transaction Date	Quantity of Securities	Type of Transaction†	Price Per Security***
6/29/2015	100,000	Sold shares	$0.17
6/30/2015	100,000	Sold shares	$0.18
6/30/2015	100,000	Sold shares	$0.1795
6/30/2015	100,000	Sold shares	$0.189
7/1/2015	72,700	Sold shares	$0.1825
7/1/2015	100,000	Sold shares	$0.184
7/2/2015	100,000	Sold shares	$0.184
7/7/2015	100,000	Sold shares	$0.1925
7/7/2015	10,000	Sold shares	$0.1925
7/9/2015	25,000	Sold shares	$0.1825
7/10/2015	160,000	Sold shares	$0.19
7/14/2015	11,208	Sold shares	$0.197
7/14/2015	50,000	Sold shares	$0.195
7/14/2015	34,200	Sold shares	$0.20
7/14/2015	72,000	Sold shares	$0.20
7/16/2015	100,000	Sold shares	$0.19
7/17/2015	100,000	Sold shares	$0.195
7/17/2015	100,000	Sold shares	$0.195
7/17/2015	72,000	Sold shares	$0.195
7/30/2015	72,900	Sold shares	$0.18
8/4/2015	50,000	Sold shares	$0.185
8/5/2015	55,688	Sold shares	$0.185
8/6/2015	18,877	Sold shares	$0.19

CUSIP No. 74766A106	SCHEDULE 13D/A	Page 7 of 8

Transaction Date	Quantity of Securities	Type of Transaction†	Price Per Security***
8/6/2015	46,000	Sold shares	$0.19
8/7/2015	16,897	Sold shares	$0.1875
8/10/2015	31,499	Sold shares	$0.188
8/10/2015	100,000	Sold shares	$0.189
8/10/2015	100,000	Sold shares	$0.188
8/10/2015	100,000	Sold shares	$0.1875
8/11/2015	100,000	Sold shares	$0.19
8/13/2015	75,000	Sold shares	$0.189
8/14/2015	178	Sold shares	$0.187

†	The shares were sold over the counter by an agent of MidAmerica Financial Services, Inc.
***	Represents the average price per share.

There were no additional transactions in the past 60 days.

(d) Pursuant to a settlement of previous claims, debt arrangements and personal guarantees between the Trust and certain third parties, on December 3, 2014 the Trust acquired an additional 4,350,000 shares of common stock of the Company (the “Additional Shares”). The Trust will sell the Additional Shares and other shares of common stock of the Company that it owns in an orderly fashion and as the market conditions permit, in order to satisfy certain obligations of these third parties and otherwise comply with the terms of the settlement. Once these obligations are satisfied, the additional proceeds from the sale of the Company’s common stock will be divided between the Trust and the third parties pursuant to an agreed upon formula.

No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

(e) Not applicable.

.

CUSIP No. 74766A106	SCHEDULE 13D/A	Page 8 of 8

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 18, 2015

THE STEVEN POSNER IRREVOCABLE TRUST

By:	/s/ Jarrett Posner
Name:	Jarrett Posner
Title:	Co-Trustee

By:	/s/ Sean Posner
Name:	Sean Posner
Title:	Co-Trustee

/s/ Jarrett Posner
Jarrett Posner, individually

/s/ Sean Posner
Sean Posner, individually